August 9, 2005

United States Securities
   and Exchange Commission
Division of Corporate Finance
Mail Stop 05-05
Washington, D.C. 20549-0405

Re:	Dynamic Oil & Gas, Inc. (“Dynamic”)
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 0-17551
Your Letter Dated July 20, 2005 In Review
Of Our July 15, 2005 Response Letter

Dear Sirs:

     In connection with the above-referenced comment letter, our responses are as follows:

Form 20-F for the Fiscal Year Ended December 31, 2004

Engineering Comments

Estimated Reserves of Crude Oil, Natural Gas and Natural Gas Liquids, page 28

SEC comment:
1.	Regarding your response number 6, please provide performance graphs of production versus time for the following wells:

Cypress	St. Albert
00/d-38-E/94-N-9/0	03/13-25-53-26W4/6
00/a-70-F/94-B-15/0	00/06-25-53-26W4/6
00/d-67-F/94-B-15/0	00/15-36-53-26W4/2
02/b-27-K/94-B-15/0	02/03-01-54-26W4/3

Please annotate on each graph the forecasted future production that you estimated as of December 31, 2003.

Management’s response:
     The above-requested performance graphs are attached to this letter.

SEC comment:
2.	Even though you report reserves under NI 51-101, for U.S. investors please provide a comparative table and reconciliation narrative explaining any differences between the estimates using Commission definitions and the National Instrument 51-101 definitions.

Management’s response:

Management’s response to this comment is prepared with the assistance of our independent engineering firm, Sproule Associates Limited. The following comments highlight the key differences between SEC reserves determined according to SEC and NI 51-101 definitions:

  SEC rules require disclosure only of proved reserves. NI 51-101 requires disclosure of proved and probable reserves;

  SEC rules require that proved reserves and associated future net revenue be estimated under “existing economic and operating conditions”. NI 51-101 requires disclosure of proved reserves and associated future net revenue on a “constant price and cost basis”, and of proved, probable and proved plus probable reserves and associated future net revenue on a “forecasted price and cost basis”;

  Proved reserves assigned under SEC definitions would be most likely, equal to or greater than, proved reserves assigned under NI 51-101 definitions;

  Proved reserves assigned under SEC definitions are those reserves that can be ultimately recovered using “reasonable certainty”;

  Proved reserves assigned under NI 51-101 definitions are those reserves that can be ultimately recovered using a “90%+ probability”;

  Approximately 74% of total proved reserves assigned to Dynamic under NI 51- 101 in Fiscal 2004 were evaluated using decline analysis or analogy techniques. Such reserves are expected to be less than or equal to those assigned using SEC definitions; and

  Approximately 24% of the total proved reserves assigned to Dynamic under NI 51-101 in Fiscal 2004 were evaluated using volumetric methods. These proved reserves are expected to be equal to those assigned using SEC definitions.

Sincerely,

Dynamic Oil & Gas, Inc.

Per:	“signed”

Michael A. Bardell
Chief Financial Officer